STATEMENT OF INVESTMENTS
Dreyfus Premier Core Value Fund
September 30, 2007 (Unaudited)

Common Stocks--99.8%	Shares	Value ($)
Banking--8.2%		
Bank of America	354,116	17,801,411
Citigroup	477,763	22,297,199
U.S. Bancorp	107,260	3,489,168
Wachovia	217,270	10,896,090
		54,483,868
Consumer Discretionary--6.2%		
Gap	217,020	4,001,849
Johnson Controls	29,900	3,531,489
Lowe's Cos.	102,080	2,860,282
Macy's	66,570	2,151,542
McDonald's	65,380	3,561,249
News, Cl. A	271,090	5,961,269
Omnicom Group	155,970	7,500,597
Royal Caribbean Cruises	80,060	3,124,742
Time Warner	175,130	3,215,387
TJX Cos.	133,920	3,893,054
Toll Brothers	88,690 a	1,772,913
		41,574,373
Consumer Staples--10.5%		
Altria Group	199,620	13,879,579
Cadbury Schweppes, ADR	97,550	4,538,026
Clorox	75,730	4,618,773
Coca-Cola Enterprises	298,330	7,225,553
Colgate-Palmolive	45,577	3,250,552
CVS	88,740	3,516,766
Kraft Foods, Cl. A	244,334	8,431,966
Procter & Gamble	281,350	19,790,159
Wal-Mart Stores	104,570	4,564,481
		69,815,855
Energy--14.5%		
Anadarko Petroleum	67,240	3,614,150
Chesapeake Energy	93,850	3,309,151
Chevron	247,920	23,200,354
Devon Energy	127,550	10,612,160
EOG Resources	85,480	6,182,768
Exxon Mobil	239,792	22,195,148
Hess	79,680	5,301,110
Marathon Oil	56,870	3,242,727
Occidental Petroleum	186,680	11,962,454
XTO Energy	108,340	6,699,746
		96,319,768
Financial--20.9%		
Aetna	61,970	3,363,112
American International Group	165,043	11,165,159
AON	81,930	3,671,283
Capital One Financial	129,610	8,609,992
Chubb	102,700	5,508,828
CIT Group	97,820	3,932,364
Fannie Mae	83,100	5,053,311
Franklin Resources	26,460	3,373,650
Freddie Mac	114,980	6,784,970
Genworth Financial, Cl. A	182,175	5,598,238
Goldman Sachs Group	34,600	7,499,204

JPMorgan Chase & Co.	315,260	14,445,213
Lincoln National	96,460	6,363,466
Merrill Lynch & Co.	136,210	9,709,049
MetLife	102,520	7,148,720
Morgan Stanley	87,290	5,499,270
PMI Group	94,070	3,076,089
PNC Financial Services Group	56,700	3,861,270
Principal Financial Group	60,730	3,831,456
Prudential Financial	51,260	5,001,951
T. Rowe Price Group	64,050	3,566,944
Wells Fargo & Co.	366,620	13,059,004
		140,122,543
Health Care--7.8%		
Abbott Laboratories	178,050	9,547,041
Amgen	90,020 a	5,092,431
Baxter International	115,290	6,488,521
Covidien	80,490	3,340,335
Merck & Co.	174,450	9,017,321
Schering-Plough	171,360	5,420,117
Thermo Fisher Scientific	66,390 a	3,832,031
WellPoint	9,715 a	766,708
Wyeth	184,140	8,203,437
		51,707,942
Industrial--9.2%		
Deere & Co.	23,760	3,526,459
Dover	65,950	3,360,152
Eaton	48,830	4,836,123
General Electric	785,090	32,502,726
Honeywell International	64,310	3,824,516
Raytheon	64,780	4,134,260
Tyco International	49,470	2,193,500
Union Pacific	32,670	3,693,670
Waste Management	89,530	3,378,862
		61,450,268
Information Technology--7.5%		
Accenture, Cl. A	158,200	6,367,550
Automatic Data Processing	85,750	3,938,497
Cisco Systems	370,040 a	12,252,024
Hewlett-Packard	148,370	7,387,342
Intel	189,030	4,888,316
International Business Machines	35,650	4,199,570
Microsoft	167,660	4,939,264
NCR	84,100 a	4,188,180
Tyco Electronics	49,470	1,752,722
		49,913,465
Materials--2.8%		
Air Products & Chemicals	42,170	4,122,539
Allegheny Technologies	34,100	3,749,295
Dow Chemical	84,000	3,617,040
E.I. du Pont de Nemours & Co.	63,585	3,151,273
Freeport-McMoRan Copper & Gold	37,620	3,945,962
		18,586,109
Telecommunications--6.1%		
AT & T	638,335	27,007,954
Verizon Communications	307,870	13,632,484
		40,640,438
Utilities--6.1%		
Constellation Energy Group	65,040	5,579,782
Entergy	73,760	7,987,470
Exelon	91,655	6,907,121

Mirant	107,000 [a]	4,352,760
NRG Energy	130,260 [a]	5,508,695
Questar	126,350	6,637,165
Southern	93,240	3,382,747
		40,355,740

Total Common Stocks
    (cost $539,187,398)   **664,970,369**

Other Investment--.2%

Registered Investment Company;

Dreyfus Institutional Preferred
    Plus Money Market Fund
    (cost $1,065,000)   1,065,000 [b]   **1,065,000**

Total Investments (cost $540,252,398)	**100.0%**	**666,035,369**
Cash and Receivables (Net)	**.0%**	**24,191**
Net Assets	**100.0%**	**666,059,560**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Premier Limited Term High Yield Fund

September 30, 2007 (Unaudited)

Bonds and Notes--90.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising--1.0%				
Lamar Media,				
Gtd. Notes, Ser. B	6.63	8/15/15	429,000	416,130
Lamar Media,				
Sr. Unscd. Notes	6.63	8/15/15	1,725,000	1,673,250
R.H. Donnelley,				
Sr. Notes	8.88	10/15/17	915,000 a,b	933,300
				3,022,680
Aerospace & Defense--1.7%				
DRS Technologies,				
Gtd. Notes	6.88	11/1/13	524,000	526,620
Esterline Technologies,				
Gtd. Notes	6.63	3/1/17	1,375,000	1,368,125
L-3 Communications,				
Gtd. Bonds	3.00	8/1/35	550,000	639,375
L-3 Communications,				
Gtd. Notes, Ser. B	6.38	10/15/15	1,410,000	1,392,375
United AirLines,				
Pass-Through Ctfs., Ser. 00-2	7.81	4/1/11	981,877	1,153,705
				5,080,200
Agricultural--.3%				
Alliance One International,				
Gtd. Notes	11.00	5/15/12	800,000	**854,000**
Asset-Backed Ctfs./Home Equity Loans--.0%				
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. M7	7.20	9/25/37	180,000	**101,724**
Automobile Manufacturers--2.6%				
Ford Motor,				
Debs.	6.50	8/1/18	1,355,000 c	1,097,550
Ford Motor,				
Unscd. Notes	7.45	7/16/31	3,315,000 c	2,618,850
General Motors,				
Notes	7.20	1/15/11	2,615,000 c	2,503,863
General Motors,				
Sr. Unsub Debs.	8.38	7/15/33	875,000 c	771,094
GMAC,				
Notes	7.00	2/1/12	805,000	764,936
				7,756,293
Automotive, Trucks & Parts--2.4%				
American Axle and Manufacturing,				
Gtd. Notes	7.88	3/1/17	1,705,000 c	1,653,850
Goodyear Tire & Rubber,				
Sr. Notes	8.63	12/1/11	461,000 b	484,050
Goodyear Tire & Rubber,				
Sr. Notes	9.00	7/1/15	1,114,000 c	1,194,765
Tenneco Automotive,				
Gtd. Notes	8.63	11/15/14	1,070,000 c	1,083,375
Tenneco Automotive,				
Scd. Notes, Ser. B	10.25	7/15/13	1,200,000	1,293,000
United Components,				
Sr. Sub. Notes	9.38	6/15/13	1,613,000	1,645,260
				7,354,300
Building & Construction--.8%				

Goodman Global Holdings,				
Gtd. Notes	7.88	12/15/12	524,000	517,450
Goodman Global Holdings,				
Gtd. Notes, Ser. B	8.36	6/15/12	1,159,000 d	1,150,307
KB Home,				
Gtd. Notes	5.75	2/1/14	920,000	782,000
				2,449,757
Cable & Media--1.3%				
CCH I Holdings,				
Gtd. Notes	9.92	4/1/14	1,895,000 c	1,639,175
CCH I Holdings,				
Scd. Notes	11.00	10/1/15	1,845,000 c	1,877,288
Mediacom,				
Sr. Unscd. Notes	9.50	1/15/13	465,000	473,137
				3,989,600
Casinos & Gaming--.7%				
Fontainebleau Las Vegas,				
Mortgage Notes	10.25	6/15/15	920,000 b	867,100
Shingle Springs Tribal Group,				
Sr. Notes	9.38	6/15/15	1,130,000 b	1,146,950
				2,014,050
Chemicals--2.7%				
Airgas,				
Gtd. Notes	6.25	7/15/14	1,450,000	1,384,750
Ineos Group Holdings,				
Gtd. Notes	8.50	2/15/16	2,550,000 b,c	2,454,375
Lyondell Chemical,				
Gtd. Notes	8.00	9/15/14	1,250,000	1,381,250
Nalco,				
Sr. Sub. Notes	8.88	11/15/13	2,653,000 c	2,798,915
				8,019,290
Coal--.3%				
Peabody Energy,				
Gtd. Notes, Ser. B	6.88	3/15/13	805,000 c	**817,075**
Commercial & Professional Services--2.9%				
Aramark,				
Gtd. Notes	8.50	2/1/15	1,012,000	1,037,300
Corrections Corp. of America,				
Gtd. Notes	6.25	3/15/13	1,710,000	1,692,900
Education Management/Finance,				
Gtd. Notes	8.75	6/1/14	625,000	643,750
Education Management/Finance,				
Gtd. Notes	10.25	6/1/16	1,310,000	1,362,400
Hertz,				
Gtd. Notes	8.88	1/1/14	1,375,000	1,423,125
Hertz,				
Gtd. Notes	10.50	1/1/16	430,000 c	466,550
Williams Scotsman,				
Gtd. Notes	8.50	10/1/15	1,825,000	2,016,625
				8,642,650
Commercial Mortgage Pass-Through Ctfs.--.4%				
Global Signal Trust,				
Ser. 2006-1, Cl. F	7.04	2/15/36	1,080,000 b	**1,057,093**
Consumer Products--1.2%				
Chattem,				
Sr. Sub. Notes	7.00	3/1/14	826,000	823,935
Playtex Products,				
Gtd. Notes	9.38	6/1/11	2,546,000	2,631,927
				3,455,862
Diversified Financial Services--9.8%				

CCM Merger,					
Notes		8.00	8/1/13	630,000 b	617,400
Chevy Chase Bank,					
Sub. Notes		6.88	12/1/13	2,750,000	2,688,125
Consolidated Communications					
Illinois/Texas Holdings, Sr.					
Notes		9.75	4/1/12	761,000	772,415
Ford Motor Credit,					
Unscd. Notes		7.38	10/28/09	2,775,000	2,722,322
Ford Motor Credit,					
Sr. Unscd. Notes		8.00	12/15/16	1,820,000	1,705,305
Ford Motor Credit,					
Sr. Unscd. Notes		8.63	11/1/10	1,135,000	1,125,944
Ford Motor Credit,					
Sr. Unscd. Notes		9.75	9/15/10	368,000 d	375,665
General Motors Acceptance					
International Finance, Gtd.					
Notes	EUR	4.38	10/31/07	1,585,000 e	2,254,125
GMAC,					
Sr. Unsub. Notes	EUR	5.38	6/6/11	1,000,000 e	1,310,131
GMAC,					
Notes		6.13	1/22/08	1,375,000 c	1,372,287
GMAC,					
Unsub. Notes		7.75	1/19/10	3,665,000	3,637,058
GMAC,					
Bonds		8.00	11/1/31	1,190,000	1,170,558
HUB International Holdings,					
Sr. Sub. Notes		10.25	6/15/15	2,580,000 b	2,412,300
Idearc,					
Gtd. Notes		8.00	11/15/16	2,330,000	2,335,825
Kansas City Southern Railway,					
Gtd. Notes		7.50	6/15/09	600,000	609,750
Nell,					
Gtd. Notes		8.38	8/15/15	2,175,000 b,c	1,995,562
SLM,					
Unscd. Notes, Ser. A		4.50	7/26/10	780,000	730,652
Stena,					
Sr. Notes		7.50	11/1/13	1,001,000	1,011,010
UCI Holdco,					
Sr. Notes		12.69	12/15/13	874,636 b,d	835,277
					29,681,711
Diversified Metals & Mining--1.6%					
CSN Islands IX,					
Gtd. Notes		10.50	1/15/15	1,500,000 b,d	1,773,750
Freeport-McMoRan Cooper & Gold,					
Sr. Unscd. Notes		8.25	4/1/15	2,300,000	2,489,750
Gibraltar Industries,					
Gtd. Notes, Ser. B		8.00	12/1/15	670,000 d	633,150
					4,896,650
Electric Utilities--5.6%					
AES,					
Sr. Unsub. Notes		8.88	2/15/11	1,000,000	1,048,750
AES,					
Scd. Notes		9.00	5/15/15	874,000 b	922,070
AES,					
Sr. Notes		9.38	9/15/10	1,000,000	1,060,000
Edison Mission Energy,					
Sr. Notes		7.00	5/15/17	200,000 b	198,000
Edison Mission Energy,					
Sr. Unscd. Notes		7.50	6/15/13	1,185,000	1,220,550

Mirant Americas Generation,				
Sr. Unscd. Notes	8.30	5/1/11	1,625,000	1,649,375
Mirant North America,				
Gtd. Notes	7.38	12/31/13	2,315,000	2,361,300
Nevada Power,				
Mortgage Notes, Ser. A	8.25	6/1/11	1,321,000	1,442,109
NRG Energy,				
Gtd. Notes	7.25	2/1/14	1,050,000	1,055,250
NRG Energy,				
Gtd. Notes	7.38	2/1/16	225,000	226,125
NRG Energy,				
Gtd. Notes	7.38	1/15/17	565,000	566,412
Reliant Energy,				
Sr. Notes	7.63	6/15/14	2,985,000 c	3,022,312
Sierra Pacific Resources,				
Sr. Unscd. Notes	8.63	3/15/14	1,910,000 c	2,031,327
				16,803,580
Environmental Control--1.4%				
Allied Waste North America,				
Gtd. Notes	6.88	6/1/17	3,400,000 c	3,434,000
WCA Waste,				
Gtd. Notes	9.25	6/15/14	625,000	646,875
				4,080,875
Food & Beverages--2.5%				
Dean Foods,				
Gtd. Notes	7.00	6/1/16	750,000	716,250
Del Monte,				
Sr. Sub. Notes	8.63	12/15/12	1,031,000 d	1,051,620
Dole Food,				
Sr. Notes	8.63	5/1/09	745,000 d	750,587
Dole Food,				
Gtd. Notes	8.88	3/15/11	555,000 c	543,900
Smithfield Foods,				
Sr. Notes, Ser. B	7.75	5/15/13	700,000	717,500
Smithfield Foods,				
Sr. Unscd. Notes	7.75	7/1/17	750,000 c	772,500
Stater Brothers Holdings,				
Sr. Notes	8.13	6/15/12	2,970,000	3,040,537
				7,592,894
Health Care--4.9%				
Community Health Systems,				
Gtd. Notes	8.88	7/15/15	2,650,000 b	2,736,125
HCA,				
Sr. Unscd. Notes	6.95	5/1/12	1,700,000	1,589,500
HCA,				
Sr. Unscd. Notes	8.75	9/1/10	2,245,000	2,278,675
HCA,				
Scd. Notes	9.13	11/15/14	350,000 b	370,125
HCA,				
Scd. Notes	9.25	11/15/16	1,300,000 b	1,384,500
Psychiatric Solutions,				
Gtd. Notes	7.75	7/15/15	1,650,000	1,678,875
Psychiatric Solutions,				
Gtd. Notes	7.75	7/15/15	2,050,000	2,085,875
Tenet Healthcare,				
Sr. Notes	6.38	12/1/11	375,000 c	330,000
Tenet Healthcare,				
Sr. Notes	9.88	7/1/14	2,502,000 c	2,301,840
				14,755,515
Lodging & Entertainment--8.9%				

AMC Entertainment,				
Sr. Sub. Notes	8.00	3/1/14	2,800,000	2,681,000
Cinemark,				
Sr. Discount Notes	9.75	3/15/14	3,250,000 f	3,087,500
Gaylord Entertainment,				
Gtd. Notes	6.75	11/15/14	1,425,000	1,375,125
Gaylord Entertainment,				
Gtd. Notes	8.00	11/15/13	900,000	916,875
Leslie's Poolmart,				
Sr. Notes	7.75	2/1/13	745,000	711,475
Mandalay Resort Group,				
Sr. Unscd. Notes	6.50	7/31/09	1,651,000 c	1,667,510
Marquee Holdings,				
Sr. Discount Notes	12.00	8/15/14	610,000 f	518,500
MGM Mirage,				
Gtd. Notes	8.38	2/1/11	470,000 c	492,325
MGM Mirage,				
Gtd. Notes	8.50	9/15/10	1,518,000	1,593,900
Mohegan Tribal Gaming Authority,				
Gtd. Notes	6.38	7/15/09	2,048,000	2,048,000
Pokagon Gaming Authority,				
Sr. Notes	10.38	6/15/14	2,825,000 b	3,114,562
Scientific Games,				
Gtd. Notes	6.25	12/15/12	2,015,000	1,952,031
Seneca Gaming,				
Sr. Unscd. Notes, Ser. B	7.25	5/1/12	1,200,000	1,215,000
Speedway Motorsports,				
Sr. Sub. Notes	6.75	6/1/13	1,875,000	1,856,250
Station Casinos,				
Sr. Sub. Notes	6.50	2/1/14	500,000 c	442,500
Vail Resorts,				
Gtd. Notes	6.75	2/15/14	1,500,000	1,470,000
Wimar OpCo,				
Sr. Sub. Notes	9.63	12/15/14	2,100,000 b	1,638,000
				26,780,553
Machinery--2.6%				
Case,				
Notes	7.25	1/15/16	2,500,000	2,600,000
Columbus McKinnon,				
Sr. Sub. Notes	8.88	11/1/13	605,000	626,175
Douglas Dynamics,				
Gtd. Notes	7.75	1/15/12	1,980,000 b	1,791,900
Terex,				
Gtd. Notes	7.38	1/15/14	2,725,000	2,779,500
				7,797,575
Manufacturing--1.7%				
Bombardier,				
Notes	6.30	5/1/14	1,500,000 b	1,477,500
Bombardier,				
Sr. Uscd. Notes	8.00	11/15/14	500,000 b	526,250
J.B. Poindexter & Co.,				
Gtd. Notes	8.75	3/15/14	1,500,000 c	1,357,500
Mueller Water Products,				
Sr. Sub. Notes	7.38	6/1/17	385,000 b	359,975
Polypore,				
Gtd. Notes	8.75	5/15/12	550,000	533,500
RBS Global & Rexnord,				
Gtd. Notes	9.50	8/1/14	275,000	286,000
RBS Global & Rexnord,				
Gtd. Notes	11.75	8/1/16	525,000 c	561,750

				5,102,475
Media--4.9%				
CCH II,				
Sr. Unscd. Notes	10.25	9/15/10	1,385,000	1,423,088
CSC Holdings,				
Sr. Notes, Ser. B	7.63	4/1/11	2,000,000	2,015,000
CSC Holdings,				
Sr. Notes, Ser. B	8.13	7/15/09	750,000	765,000
Dex Media East/Finance,				
Gtd. Notes	12.13	11/15/12	2,323,000 c	2,485,610
Dex Media West/Finance,				
Gtd. Notes, Ser. B	9.88	8/15/13	2,879,000	3,076,931
ION Media Networks				
Sr. Sub Notes	11.00	7/31/13	35,172 b	29,896
Kabel Deutschland,				
Gtd. Notes	10.63	7/1/14	1,570,000	1,687,750
LBI Media,				
Sr. Sub. Notes	8.50	8/1/17	1,300,000 b	1,300,000
Nexstar Finance Holdings,				
Sr. Discount Notes	11.38	4/1/13	956,000 f	946,440
Nexstar Finance,				
Gtd. Notes	7.00	1/15/14	915,000	882,975
Radio One,				
Gtd. Notes, Ser. B	8.88	7/1/11	95,000	94,288
				14,706,978
Oil & Gas--4.5%				
Chesapeake Energy,				
Gtd. Notes	7.00	8/15/14	1,240,000	1,253,950
Chesapeake Energy,				
Gtd. Notes	7.50	6/15/14	775,000	798,250
Cimarex Energy				
Gtd. Notes	7.13	5/1/17	1,610,000	1,605,975
Colorado Interstate Gas,				
Sr. Unscd. Notes	5.95	3/15/15	540,000	533,806
Dynegy Holdings,				
Sr. Unscd. Notes	8.38	5/1/16	2,435,000	2,459,350
Whiting Petroleum,				
Gtd. Notes	7.25	5/1/13	2,000,000 c	1,960,000
Williams Cos.,				
Sr. Unscd. Notes	7.13	9/1/11	250,000	260,313
Williams Cos.,				
Notes	7.23	10/1/10	2,375,000 b,d	2,404,687
Williams Cos.,				
Sr. Notes	7.63	7/15/19	975,000 c	1,049,344
Williams Cos.,				
Sr. Unscd. Notes	7.88	9/1/21	1,170,000	1,278,225
				13,603,900
Packaging & Containers--5.9%				
BPC Holding,				
Scd. Notes	8.88	9/15/14	1,345,000 c	1,381,988
BPC Holding,				
Scd. Notes	9.57	9/15/14	180,000 d	182,700
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	3,715,000	3,831,094
Crown Americas/Capital,				
Gtd. Notes	7.75	11/15/15	3,835,000	3,978,813
Norampac,				
Gtd. Notes	6.75	6/1/13	2,380,000 c	2,284,800
Owens Brockway Glass Container,				
Gtd. Notes	6.75	12/1/14	519,000	514,459

Owens Brockway Glass Container,					
Gtd. Notes		8.25	5/15/13	515,000	535,600
Owens Brockway Glass Container,					
Gtd. Notes		8.88	2/15/09	822,000	838,440
Plastipak Holdings,					
Sr. Notes		8.50	12/15/15	2,200,000 b,c	2,288,000
Stone Container,					
Sr. Unscd. Notes		8.00	3/15/17	1,945,000 c	1,920,688
					17,756,582
Paper & Forest Products--1.3%					
Georgia-Pacific,					
Gtd. Notes		7.00	1/15/15	3,410,000 b	3,341,800
Georgia-Pacific,					
Sr. Uscd. Notes		8.00	1/15/24	725,000 c	710,500
					4,052,300
Pipelines--.1%					
Dynegy Holdings,					
Sr. Notes		8.75	2/15/12	270,000	**280,125**
Property & Casualty Insurance--1.3%					
Allmerica Financial,					
Debs.		7.63	10/15/25	1,500,000	1,563,851
Leucadia National,					
Sr. Unscd. Notes		7.13	3/15/17	2,315,000	2,216,613
					3,780,464
Publishing--.2%					
Dex Media West,					
Sr. Unscd. Notes, Ser. B		8.50	8/15/10	520,000	**536,900**
Real Estate Investment Trusts--1.3%					
B.F. Saul REIT,					
Scd. Notes		7.50	3/1/14	1,525,000	1,425,875
Host Marriott,					
Gtd. Notes, Ser. M		7.00	8/15/12	2,500,000	2,531,250
					3,957,125
Residential Mortgage Pass-Through Ctfs.--.0%					
Countrywide Asset-Backed					
Certificates, Ser. 2007-4,					
Cl. M8		7.20	9/25/37	90,000	**52,264**
Retail--1.5%					
Amerigas Partners,					
Sr. Unscd. Notes		7.25	5/20/15	1,245,000	1,232,550
Central European Distribution,					
Scd. Bonds	EUR	8.00	7/25/12	500,000 b,e	743,560
Neiman Marcus Group,					
Gtd. Notes		10.38	10/15/15	665,000 c	728,175
Rite Aid,					
Gtd. Notes		9.38	12/15/15	1,995,000 b,c	1,865,325
					4,569,610
Technology--2.1%					
Freescale Semiconductor,					
Sr. Unscd. Notes		8.88	12/15/14	2,785,000	2,701,450
Freescale Semiconductor,					
Sr. Sub. Notes		10.13	12/15/16	805,000 c	752,675
Sensata Technologies,					
Gtd. Notes	EUR	9.00	5/1/16	475,000 e	650,393
Sungard Data Systems,					
Gtd. Notes		10.25	8/15/15	2,100,000 c	2,205,000
					6,309,518
Telecommunications--8.1%					
Arch Western Finance,					
Gtd. Notes		6.75	7/1/13	750,000 d	738,750

Centennial Cellular Operating,					
Gtd. Notes		10.13	6/15/13	815,000	867,975
Centennial Communications,					
Sr. Unscd. Notes		8.13	2/1/14	600,000 d	613,500
Cricket Communications I,					
Gtd. Notes		9.38	11/1/14	740,000	754,800
Digicel Group,					
Sr. Notes		9.13	1/15/15	1,712,000 b,c	1,596,440
Intelsat Bermuda,					
Sr. Unscd. Notes		11.25	6/15/16	2,200,000	2,367,750
Intelsat Subsidiary Holding,					
Sr. Notes		8.25	1/15/13	1,610,000 d	1,642,200
Intelsat Subsidiary Holding,					
Gtd. Notes		8.63	1/15/15	275,000 d	281,875
Level 3 Financing,					
Gtd. Notes		9.15	2/15/15	1,150,000 c,d	1,101,125
MetroPCS Wireless,					
Sr. Notes		9.25	11/1/14	145,000 b	148,625
MetroPCS Wireless,					
Sr. Notes		9.25	11/1/14	1,330,000 b	1,363,250
Nordic Telephone Holdings,					
Scd. Notes	EUR	8.25	5/1/16	1,175,000 b,e	1,763,887
Nordic Telephone Holdings,					
Scd. Bonds		8.88	5/1/16	300,000 b	318,000
Qwest,					
Bank Note, Ser. B		6.95	6/30/10	375,000 d	384,375
Qwest,					
Bank Note, Ser. B		6.95	6/30/10	477,000 d	488,925
Qwest,					
Sr. Notes		7.88	9/1/11	440,000	464,200
Qwest,					
Sr. Notes		8.94	6/15/13	710,000 d	761,475
US Unwired,					
Gtd. Notes, Ser. B		10.00	6/15/12	2,149,000 c	2,304,878
Wind Acquisition Finance,					
Scd. Bonds		10.75	12/1/15	500,000 b	556,250
Windstream,					
Gtd. Notes		8.13	8/1/13	5,425,000	5,736,938
					24,255,218
Textiles & Apparel--1.7%					
Invista,					
Notes		9.25	5/1/12	3,710,000 b	3,914,050
Levi Strauss & Co.,					
Sr. Unsub. Notes		9.75	1/15/15	700,000	738,500
Levi Strauss & Co.,					
Sr. Notes		12.25	12/15/12	353,000	381,322
					5,033,872
Transportation--.3%					
Kansas City Southern of Mexico,					
Sr. Notes		7.63	12/1/13	825,000 b	**810,563**
Wire & Cable Products--.2%					
Belden CDT,					
Sr. Sub. Notes		7.00	3/15/17	500,000 b	**497,500**
Total Bonds and Notes					
(cost $272,873,421)					**272,309,321**

Preferred Stocks--1.1%	Shares	Value ($)
Banks--.6%		
Sovereign Capital Trust IV,		
Conv., Cum. $2.1875	41,900	**1,797,510**

Media--.5%

Spanish Broadcasting System,		
Ser. B, Cum. $107.5	1,482	**1,596,871**
Total Preferred Stocks		
(cost $3,626,763)		**3,394,381**

Common Stocks--.2%

Cable & Media--.0%		
Time Warner Cable, Cl. A	8 g	**262**
Electric Utilities--.1%		
Mirant	9,276 c,g	**377,348**
Telecommunications--.1%		
AboveNet	1,706 g	135,627
AboveNet (warrants 9/8/2008)	718 g	42,721
AboveNet (warrants 9/8/2010)	844 g	46,842
		225,190
Total Common Stocks		
(cost $378,999)		**602,800**

Other Investment--5.2%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $15,461,000)	15,461,000 h	**15,461,000**

Investment of Cash Collateral for
Securities Loaned--16.1%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $48,228,577)	48,228,577 h	**48,228,577**

Total Investments (cost $340,568,760)	**113.3%**	**339,996,079**
Liabilities, Less Cash and Receivables	**(13.3%)**	**(39,807,421)**
Net Assets	**100.0%**	**300,188,658**

a   Purchased on a delayed delivery basis.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities amounted to $52,037,997 or 17.3% of net assets.

c   All or a portion of these securities are on loan. At September 30, 2007, the total market value of the fund's securities on loan is $44,400,820 and the total market value of the collateral held by the fund is $48,228,577.

d   Variable rate security--interest rate subject to periodic change.

e   Principal amount stated in U.S. Dollars unless otherwise noted.
    EUR--Euro

f   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

g   Non-income producing security.

h   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Premier Managed Income Fund
September 30, 2007 (Unaudited)

Bonds and Notes--124.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.1%				
L-3 Communications,				
Gtd. Bonds	3.00	8/1/35	45,000	**52,313**
Agricultural--.1%				
Philip Morris,				
Debs.	7.75	1/15/27	105,000	**129,352**
Asset-Backed Ctfs./Auto Receivables--2.4%				
Americredit Prime Automobile				
Receivables, Ser. 2007-1, Cl. E	6.96	3/8/16	120,000 a	117,806
Capital Auto Receivables Asset				
Trust, Ser. 2005-1, Cl. C,	4.73	9/15/10	425,000	422,255
Capital Auto Receivables Asset				
Trust, Ser. 2007-1, Cl. D	6.57	9/16/13	500,000 a	477,521
Daimler Chrysler Auto Trust,				
Ser. 2004-A, Cl. CTFS	2.85	8/8/10	110,000	109,939
Ford Credit Auto Owner Trust,				
Ser. 2004-A, Cl. C	4.19	7/15/09	50,000	49,889
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	125,000	124,400
Ford Credit Auto Owner Trust,				
Ser 2005-C, Cl. C	4.72	2/15/11	85,000	84,267
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. D	7.05	12/15/13	250,000 a	240,310
Hyundai Auto Receivables Trust,				
Ser. 2006-B, Cl. C	5.25	5/15/13	50,000	49,536
WFS Financial Owner Trust,				
Ser. 2004-4, Cl. B	3.13	5/17/12	55,406	54,631
WFS Financial Owner Trust,				
Ser. 2004-3, Cl. B	3.51	2/17/12	50,236	49,590
WFS Financial Owner Trust,				
Ser. 2005-3, Cl. B	4.50	5/17/13	95,000	94,212
WFS Financial Owner Trust,				
Ser. 2005-3, Cl. C	4.54	5/17/13	50,000	49,330
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	170,000	168,878
				2,092,564
Asset-Backed Ctfs./Credit Cards--1.0%				
American Express Credit Account				
Master Trust, Ser. 2007-6,				
Cl. C	6.14	1/15/13	435,000 a,b	419,610
Chase Issuance Trust,				
Ser. 2006-C4, Cl. C4	6.04	1/15/14	435,000 b	417,155
				836,765
Asset-Backed Ctfs./Home Equity Loans--1.5%				
Citicorp Residential Mortgage				
Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	100,866 b	100,448
Citicorp Residential Mortgage				
Securities, Ser. 2007-2,				
Cl. A1A	5.98	6/25/37	527,910 b	525,709
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF1, Cl. A5	5.01	2/25/35	140,000	136,384
Countrywide Asset-Backed				

Certificates, Ser. 2006-1,				
Cl. AF1	5.26	7/25/36	23,749 b	23,730
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	160,000	159,533
Morgan Stanley ABS Capital I,				
Ser. 2006-HE3, Cl. A2A	5.17	4/25/36	14,358 b	14,313
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	75,000 b	75,983
Popular ABS Mortgage Pass-Through				
Trust, Ser. 2005-6, Cl. M1	5.91	1/25/36	145,000 b	140,789
Renaissance Home Equity Loan				
Trust, Ser. 2005-2, Cl. M9	6.64	8/25/35	130,000 b	87,476
Residential Asset Securities,				
Ser. 2001-KS3, Cl. MII1	5.96	9/25/31	61,551 b	48,633
				1,312,998
Asset-Backed Ctfs./Manufactured Housing--.3%				
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	57,625	59,789
Origen Manufactured Housing,				
Ser. 2004-B, Cl. A2	3.79	12/15/17	37,251	36,820
Origen Manufactured Housing,				
Ser. 2005-B, Cl. A2	5.25	12/15/18	115,000	115,552
Vanderbilt Mortgage Finance,				
Ser. 1999-A, Cl. 1A6	6.75	3/7/29	80,000	79,419
				291,580
Automobile Manufacturers--.9%				
Daimler Chrysler N.A. Holding,				
Gtd. Notes	6.05	3/13/09	320,000 b	318,009
DaimlerChrysler N.A. Holding,				
Notes	4.88	6/15/10	65,000	64,303
DaimlerChrysler N.A. Holding,				
Gtd. Notes, Ser. E	5.89	10/31/08	250,000 b	249,787
DaimlerChrysler N.A. Holding,				
Gtd. Notes	6.13	3/13/09	135,000 b	134,501
				766,600
Automotive, Trucks & Parts--.0%				
Goodyear Tire & Rubber,				
Sr. Notes	9.13	12/1/09	30,000 a,b	**30,375**
Banks--8.8%				
BAC Capital Trust XIV,				
Bank Gtd. Notes	5.63	12/31/49	470,000 b	447,577
Capital One Financial,				
Sr. Unsub. Notes	6.00	9/10/09	540,000 b	536,772
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	145,000	141,738
Colonial Bank,				
Sub. Notes	6.38	12/1/15	250,000	247,356
Ford Motor Credit,				
Sr. Notes	5.80	1/12/09	335,000	323,661
Greater Bay Bancorp,				
Sr. Notes, Ser. B	5.25	3/31/08	100,000	99,955
Industrial Bank of Korea,				
Sub. Notes	4.00	5/19/14	275,000 a,b	270,298
Islandsbanki,				
Notes	5.52	10/15/08	87,000 a,b	86,976
J.P. Morgan & Co.,				
Sub. Notes	6.25	1/15/09	160,000	162,012

Landsbanki Islands,				
Sr. Notes	6.21	8/25/09	250,000 a,b	251,584
Marshall & Ilsley Bank,				
Sub. Notes, Ser. BN	5.85	12/4/12	260,000 b	260,566
Marshall & Ilsley,				
Sr. Unscd. Notes	5.63	8/17/09	325,000	326,720
Morgan Stanley,				
Notes	3.88	1/15/09	690,000	679,786
NB Capital Trust IV,				
Gtd. Cap. Secs.	8.25	4/15/27	180,000	187,333
Northern Rock,				
Sub. Notes	6.59	6/29/49	215,000 a,b	150,742
Popular North America,				
Notes	6.05	12/12/07	125,000 b	125,202
Royal Bank of Scotland,				
Bonds	6.99	10/29/49	290,000 a,b,c	295,385
Sovereign Bancorp,				
Sr. Unscd. Notes	5.44	3/23/10	250,000 b	250,138
Sovereign Bancorp,				
Sr. Notes	5.90	3/1/09	195,000 b	194,794
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	330,000 b	324,102
USB Capital IX,				
Gtd. Notes	6.19	4/15/49	795,000 b,d	796,150
Wachovia,				
Sr. Notes	3.63	2/17/09	155,000	152,225
Wells Fargo & Co.,				
Notes	3.13	4/1/09	795,000	774,181
Western Financial Bank,				
Sub. Debs.	9.63	5/15/12	165,000	177,192
World Savings Bank,				
Sr. Notes	4.50	6/15/09	330,000	329,732
Zions Bancorporation,				
Sr. Unscd. Notes	5.48	4/15/08	105,000 b	105,084
				7,697,261
Building & Construction--.5%				
American Standard,				
Gtd. Notes	7.38	2/1/08	145,000	145,700
Centex,				
Sr. Unscd. Notes	4.75	1/15/08	65,000	64,449
D.R. Horton,				
Gtd. Notes	5.88	7/1/13	120,000	107,636
D.R. Horton,				
Sr. Unsub. Notes	6.00	4/15/11	15,000	13,940
Masco,				
Sr. Unscd. Notes	6.00	3/12/10	140,000 b	138,233
				469,958
Chemicals--.2%				
Equistar Chemicals/Funding,				
Gtd. Notes	10.13	9/1/08	29,000	30,088
RPM International,				
Sr. Notes	4.45	10/15/09	125,000	124,404
				154,492
Commercial & Professional Services--.2%				
ERAC USA Finance,				
Notes	5.61	4/30/09	70,000 a,b	69,577
ERAC USA Finance,				
Notes	7.95	12/15/09	100,000 a	105,802

					175,379
Commercial Mortgage Pass-Through Ctfs.--4.1%					
Bayview Commercial Asset Trust, Ser. 2006-SP2, Cl. A	5.41	1/25/37	182,474 a,b	178,433
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. A2	5.53	11/25/35	145,067 a,b	141,616
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. M5	5.78	1/25/36	82,896 a,b	77,193
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B1	6.23	11/25/35	76,351 a,b	76,487
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	8.13	11/25/35	76,351 a,b	77,268
Bear Stearns Commercial Mortgage Securities, Ser. 2003-T12, Cl. A3	4.24	8/13/39	295,000	290,047
Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18, Cl. A2	4.56	2/13/42	125,000	123,831
Bear Stearns Commercial Mortgage Securities, Ser. 2004-PWR5, Cl. A3	4.57	7/11/42	120,000	117,850
Capco America Securitization, Ser. 1998-D7, Cl. A1B	6.26	10/15/30	88,388	89,046
Chase Commercial Mortgage Securities, Ser. 1997-2, Cl. C	6.60	12/19/29	35,072	34,986
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	5.94	5/15/23	20,000 a,b	19,933
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	115,000 a	112,962
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	75,000 a	73,629
DLJ Commercial Mortgage, Ser. 1998-CF2, Cl. A1B	6.24	11/12/31	114,944	115,795
DLJ Commercial Mortgage, Ser. 1998-CGI, Cl. A1B	6.41	6/10/31	291,074	291,765
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	160,000 a	158,904
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	35,000 a	34,454
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F	6.28	3/6/20	305,000 a,b	299,878
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. G	6.32	3/6/20	150,000 a,b	147,560
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	6.85	3/6/20	95,000 a,b	91,088
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. L	7.10	3/6/20	330,000 a,b	318,450
Mach One Trust Commercial Mortgage-Backed, Ser. 2004-1A, Cl. A1	3.89	5/28/40	27,970 a	27,821
Morgan Stanley Capital I, Ser. 1999-RM1, Cl. A2	6.71	12/15/31	115,699	117,004

Morgan Stanley Capital I,					
Ser. 1999-CAM1, Cl. A4		7.02	3/15/32	28,077	28,504
Morgan Stanley Dean Witter Capital					
I, Ser. 2001-PPM, Cl. A3		6.54	2/15/31	102,547	104,880
Nationslink Funding,					
Ser. 1998-2, Cl. A2		6.48	8/20/30	107,633	108,090
SBA CMBS Trust,					
Ser. 2006-1A, Cl. D		5.85	11/15/36	70,000 a	68,551
Washington Mutual Commercial					
Mortgage Securities Trust,					
Ser. 2003-C1A, Cl. A		3.83	1/25/35	328,989 a	322,274
					3,648,299
Diversified Financial Services--7.8%					
Ameriprise Financial,					
Jr. Sub. Notes		7.52	6/1/66	240,000 b	246,311
Amvescap,					
Gtd. Notes		5.63	4/17/12	290,000	292,181
Capmark Financial Group,					
Gtd. Notes		5.88	5/10/12	340,000 a	309,949
CIT Group,					
Sr. Notes		5.71	8/15/08	185,000 b	182,245
Countrywide Financial,					
Gtd. Notes		5.50	1/5/09	260,000 b	246,530
Credit Suisse First Boston USA,					
Notes		3.88	1/15/09	315,000	311,096
FCE Bank,					
Notes	EUR	5.73	9/30/09	235,000 b,e	315,489
Fuji JGB Investment,					
Sub. Bonds		9.87	12/29/49	100,000 a,b	102,650
General Electric Capital,					
Sr. Unscd. Notes, Ser. A		4.13	9/1/09	148,000	145,989
General Eletric Capital,					
Notes, Ser. A		4.63	9/15/09	170,000	168,978
Glencore Funding,					
Gtd. Notes		6.00	4/15/14	140,000 a	138,077
GMAC,					
Unsub. Notes		6.81	5/15/09	200,000 b	192,698
Goldman Sachs Capital II,					
Gtd. Bonds		5.79	12/29/49	170,000 b	161,023
HSBC Finance,					
Sr. Notes		6.04	9/14/12	280,000 b	276,382
International Lease Finance,					
Sr. Unscd. Notes		5.72	5/24/10	125,000 b	123,959
Janus Capital Group,					
Notes		6.25	6/15/12	345,000	350,108
Jefferies Group,					
Sr. Unscd. Notes		7.75	3/15/12	140,000	150,853
John Deere Capital,					
Notes		5.66	9/1/09	80,000 b	80,156
Kaupthing Bank,					
Sr. Notes		6.06	1/15/10	235,000 a,b	234,107
Leucadia National,					
Sr. Unscd. Notes		7.00	8/15/13	115,000	110,975
MBNA Capital A,					
Gtd. Cap. Secs., Ser. A		8.28	12/1/26	80,000	83,271
Merrill Lynch & Co.,					
Notes, Ser. C		4.25	2/8/10	793,000	779,461
Merrill Lynch & Co.,					

Notes, Ser. C	5.58	2/5/10	80,000 b	79,410
Merrill Lynch & Co.,				
Sr. Unscd. Notes	6.05	8/15/12	205,000	210,410
Morgan Stanley,				
Sr. Unscd. Notes	5.75	8/31/12	165,000	165,454
NIPSCO Capital Markets,				
Notes	7.86	3/27/17	75,000	83,202
Residential Capital,				
Gtd. Notes	6.22	6/9/08	75,000 b	69,094
Residential Capital,				
Gtd. Notes	7.80	11/21/08	120,000 b	107,850
Residential Capital,				
Gtd. Notes	7.88	6/30/15	44,000 b	35,578
Residential Capital,				
Gtd. Notes	9.19	4/17/09	205,000 a,b	143,756
SB Treasury,				
Jr. Sub. Bonds	9.40	12/29/49	280,000 a,b	286,482
SLM,				
Unscd. Notes, Ser. A	4.50	7/26/10	180,000	168,612
SLM,				
Unscd. Notes, Ser. A	5.50	7/27/09	285,000 b	274,076
Tokai Preferred Capital,				
Bonds	9.98	12/29/49	220,000 a,b	227,871
				6,854,283
Diversified Metals & Mining--.0%				
Falconbridge,				
Bonds	5.38	6/1/15	15,000	**14,596**
Electric Utilities--3.0%				
AES,				
Sr. Notes	9.38	9/15/10	20,000	21,200
Appalachian Power,				
Sr. Unscd. Notes	5.65	8/15/12	110,000	110,865
Dominion Resources,				
Sr. Unscd. Notes, Ser. B	5.76	11/14/08	140,000 b	140,085
Enel Finance Internation,				
Gtd. Notes	5.70	1/15/13	275,000 a	277,444
FirstEnergy,				
Unsub. Notes, Ser. B	6.45	11/15/11	570,000	589,833
IPALCO Enterprises,				
Scd. Notes	8.63	11/14/11	75,000 b	79,688
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	150,000	151,968
Niagara Mohawk Power,				
Sr. Unscd. Notes, Ser. G	7.75	10/1/08	90,000	91,816
NiSource Finance,				
Gtd. Notes	6.06	11/23/09	275,000 b	272,941
Nisource Finance,				
Sr. Unscd. Notes	6.40	3/15/18	95,000	95,878
Ohio Power,				
Unscd. Notes	5.54	4/5/10	145,000 b	143,566
TXU Electric Delivery,				
Bonds	6.07	9/16/08	460,000 a,b	455,427
TXU,				
Sr. Notes, Ser. O	4.80	11/15/09	145,000	146,995
TXU,				
Unscd. Notes, Ser. C	6.38	1/1/08	65,000	65,362
				2,643,068
Environmental Control--.3%				

Allied Waste North America,					
Scd. Notes, Ser. B		5.75	2/15/11	45,000	44,438
Allied Waste North America,					
Scd. Notes		6.38	4/15/11	50,000	50,375
Oakmont Asset Trust,					
Notes		4.51	12/22/08	130,000 a	129,179
					223,992
Food & Beverages--.6%					
H.J. Heinz,					
Notes		6.43	12/1/20	150,000 a	152,415
Kraft Foods,					
Sr. Unscd. Notes		6.00	2/11/13	200,000	206,122
Safeway,					
Sr. Unscd. Notes		4.13	11/1/08	85,000	84,370
Tyson Foods,					
Sr. Unscd. Notes		6.85	4/1/16	80,000 b	82,841
					525,748
Foreign/Governmental--3.1%					
Arab Republic of Egypt					
Unsub. Notes	EGP	8.75	7/18/12	1,110,000 a,e	203,624
Banco Nacional de Desenvolvimento					
Economico e Social, Unsub.					
Notes		5.84	6/16/08	220,000 b	219,010
Federal Republic of Brazil,					
Unscd. Bonds	BRL	12.50	1/5/16	790,000 d,e	502,962
Mexican Bonos,					
Bonds, Ser. M	MXN	9.00	12/22/11	2,600,000 e	249,355
Mexican Bonos,					
Bonds, Ser. M 30	MXN	10.00	11/20/36	1,220,000 e	137,316
Republic of Argentina,					
Bonds		5.39	8/3/12	1,560,000 b	886,470
Republic of El Salvador,					
Unscd. Notes		8.50	7/25/11	60,000 a	65,910
Russian Federation,					
Unsub. Bonds		8.25	3/31/10	426,678 a	445,068
					2,709,715
Health Care--.9%					
Baxter International,					
Sr. Unscd. Notes		5.20	2/16/08	140,000	139,931
HCA,					
Sr. Unscd. Notes		7.88	2/1/11	115,000	113,277
HCA,					
Sr. Unscd. Notes		8.75	9/1/10	150,000	152,250
Medco Health Solutions,					
Sr. Unscd. Notes		7.25	8/15/13	60,000	63,297
Pacific Life Global Funding,					
Notes		3.75	1/15/09	220,000 a	216,621
Tenet Healthcare,					
Sr. Notes		6.38	12/1/11	125,000	110,000
					795,376
Lodging & Entertainment--.2%					
Cinemark,					
Sr. Discount Notes		9.75	3/15/14	15,000 f	14,250
MGM Mirage,					
Gtd. Notes		8.50	9/15/10	155,000	162,750
Mohegan Tribal Gaming Authority,					
Sr. Unscd. Notes		6.13	2/15/13	20,000	19,150
					196,150

Machinery--.2%

Case New Holland,				
Gtd. Notes	7.13	3/1/14	65,000	66,950
Terex,				
Gtd. Notes	7.38	1/15/14	115,000	117,300
				184,250
Manufacturing--.1%				
Tyco International Group,				
Gtd. Notes	6.88	1/15/29	60,000	**60,393**
Media--1.5%				
Comcast,				
Gtd. Notes	5.66	7/14/09	450,000 b	447,960
Comcast,				
Gtd. Notes	6.30	11/15/17	205,000	208,757
News America,				
Gtd. Notes	6.15	3/1/37	435,000	406,997
Time Warner,				
Gtd. Notes	5.73	11/13/09	290,000 b	286,733
				1,350,447
Oil & Gas--1.9%				
Anadarko Petroleum,				
Sr. Unscd. Notes	6.09	9/15/09	534,000 b	531,159
ANR Pipeline,				
Sr. Notes	7.00	6/1/25	50,000	54,460
BJ Services,				
Sr. Unscd. Notes	5.75	6/1/08	500,000 b	500,840
Enterprise Products Operating,				
Gtd. Notes, Ser. B	4.00	10/15/07	405,000	404,794
Northwest Pipeline,				
Sr. Unscd. Notes	6.63	12/1/07	210,000	211,050
				1,702,303
Paper & Forest Products--.2%				
Sappi Papier Holding,				
Gtd. Notes	6.75	6/15/12	105,000 a	103,161
Temple-Inland,				
Gtd. Notes	6.88	1/15/18	105,000 b	102,493
				205,654
Property & Casualty Insurance--1.4%				
Allmerica Financial,				
Debs.	7.63	10/15/25	75,000	78,193
Chubb,				
Sr. Unscd. Notes	5.47	8/16/08	250,000	249,803
Hartford Financial Services Group,				
Sr. Notes	5.66	11/16/08	250,000	252,507
Leucadia National,				
Sr. Unscd. Notes	7.13	3/15/17	355,000	339,913
Lincoln National,				
Sr. Unscd. Notes	5.78	3/12/10	240,000 b	240,677
Phoenix Cos.,				
Sr. Unscd. Notes	6.68	2/16/08	70,000	70,140
				1,231,233
Real Estate Investment Trusts--2.7%				
Archstone-Smith Operating Trust,				
Notes	3.00	6/15/08	85,000	83,426
Boston Properties,				
Sr. Notes	5.63	4/15/15	85,000	82,486
Commercial Net Lease Realty,				
Sr. Unscd. Notes	6.15	12/15/15	100,000	96,452

Duke Realty,				
Notes	3.50	11/1/07	70,000	69,930
Duke Realty,				
Sr. Notes	5.88	8/15/12	255,000	255,860
Duke Realty,				
Sr. Notes	6.95	3/15/11	170,000	177,214
ERP Operating,				
Notes	4.75	6/15/09	55,000	54,653
ERP Operating,				
Notes	5.13	3/15/16	75,000	69,625
Federal Realty Investment Trust,				
Sr. Unscd. Notes	5.40	12/1/13	50,000	48,801
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	55,000	55,734
Healthcare Realty Trust,				
Unscd. Notes	8.13	5/1/11	225,000	241,208
HRPT Properties Trust,				
Sr. Unscd. Notes	6.29	3/16/11	125,000 b	125,187
Istar Financial,				
Sr. Unscd. Notes	6.07	3/9/10	300,000 b	279,876
Mack-Cali Realty,				
Unscd. Notes	5.05	4/15/10	335,000	332,971
Mack-Cali Realty,				
Sr. Unscd. Notes	5.13	1/15/15	75,000	70,812
Mack-Cali Realty,				
Notes	5.25	1/15/12	55,000	54,242
Regency Centers,				
Gtd. Notes	5.25	8/1/15	125,000	118,419
Simon Property Group,				
Notes	4.60	6/15/10	105,000	103,053
Simon Property Group,				
Notes	4.88	8/15/10	75,000	74,118
				2,394,067
Residential Mortgage Pass-Through Ctfs.--3.0%				
American General Mortgage Loan				
Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	55,210 a,b	54,954
Banc of America Mortgage				
Securities, Ser. 2004-F,				
Cl. 2A7	4.15	7/25/34	270,857 b	266,892
ChaseFlex Trust,				
Ser. 2006-2, Cl. A1A	5.59	9/25/36	43,418 b	43,538
ChaseFlex Trust,				
Ser. 2006-2, Cl. A5	5.99	9/25/36	120,000 b	120,523
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	9,619 b	9,598
CSAB Mortgage Backed Trust,				
Ser. 2006-3, Cl. A1A	6.00	11/25/36	74,536 b	74,602
Impac CMB Trust,				
Ser. 2005-8, Cl. 2M2	5.88	2/25/36	121,956 b	103,483
Impac CMB Trust,				
Ser. 2005-8, Cl. 2M3	6.63	2/25/36	90,338 b	71,178
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	5.48	5/25/36	65,752 b	64,744
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25, Cl. 4A2	6.14	9/25/36	90,624 b	91,168
J.P. Morgan Alternative Loan				
Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	105,000 b	106,756
J.P. Morgan Mortgage Trust,				

Ser. 2005-A1, Cl. 5A1	4.49	2/25/35	65,521 b	64,232
New Century Alternative Mortgage Loan Trust, Ser. 2006-ALT2, Cl. AF6A	5.89	10/25/36	70,000 b	70,942
Nomura Asset Acceptance, Ser. 2005-AP1, Cl. 2A5	4.86	2/25/35	200,000 b	194,651
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	150,000 b	145,020
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	115,000 b	112,170
Structured Asset Mortgage Investments, Ser. 1998-2, Cl. B	5.86	4/30/30	1,691 b	1,683
Washington Mutual, Ser. 2004-AR7, Cl. A6	3.94	7/25/34	135,000 b	131,897
Washington Mutual, Ser. 2003-AR10, Cl. A6	4.06	10/25/33	203,000 b	200,936
Washington Mutual, Ser. 2004-AR9, Cl. A7	4.15	8/25/34	165,000 b	162,432
Wells Fargo Mortgage Backed Securities Trust, Ser. 2005-AR1, Cl. 1A1	4.54	2/25/35	418,843 b	414,099
Wells Fargo Mortgage Backed Securities Trust, Ser. 2003-1, Cl. 2A9	5.75	2/25/33	150,000	148,790
				2,654,288
Retail--.5%				
CVS Caremark, Sr. Unscd. Notes	5.92	6/1/10	110,000 b	109,703
Home Depot, Sr. Unscd. Notes	5.82	12/16/09	85,000 b	83,938
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	180,000	181,960
May Department Stores, Unscd. Notes	4.80	7/15/09	45,000	44,725
				420,326
State/Territory Gen Oblg--2.1%				
California GO (Insured; AMBAC)	3.50	10/1/27	75,000	63,415
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	75,000	69,884
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	410,000	405,154
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.54	6/1/34	100,000 b	95,321
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.00	6/1/27	160,000	154,566
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	165,000	157,171
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	300,000	295,347
Tobacco Settlement Financing				

Corporation of New Jersey,				
Tobacco Settlement				
Asset-Backed Bonds	4.50	6/1/23	460,000	435,422
Washington Convention Center				
Authority, Senior Lien				
Dedicated Tax Revenue				
(Insured; AMBAC)	4.50	10/1/23	190,000	188,077
				1,864,357
Telecommunications--2.9%				
America Movil,				
Gtd. Notes	5.30	6/27/08	45,000 a,b	45,009
AT & T,				
Notes	5.46	2/5/10	245,000 b	244,271
AT & T,				
Sr. Notes	5.65	5/15/08	125,000 b	125,021
France Telecom,				
Unsub. Notes	7.75	3/1/11	110,000 b	118,330
Intelsat,				
Sr. Unscd. Notes	5.25	11/1/08	200,000	196,000
Nextel Communications,				
Gtd. Notes, Ser. F	5.95	3/15/14	95,000	90,816
Qwest,				
Sr. Notes	7.88	9/1/11	65,000	68,575
Qwest,				
Sr. Notes	8.94	6/15/13	100,000 b	107,250
Sprint Capital,				
Gtd. Notes	8.75	3/15/32	190,000	218,474
Telefonica Emisiones,				
Gtd. Notes	5.89	6/19/09	240,000 b	239,842
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	470,000	478,574
Time Warner Cable,				
Sr. Unscd. Notes	5.85	5/1/17	150,000 a	146,094
Time Warner,				
Gtd. Notes	5.88	11/15/16	265,000	259,698
U.S. West Communications,				
Notes	5.63	11/15/08	70,000	70,263
Windstream,				
Gtd. Notes	8.13	8/1/13	140,000	148,050
				2,556,267
Textiles & Apparel--.3%				
Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	275,000	**277,697**
Transportation--.1%				
Ryder System,				
Notes	3.50	3/15/09	130,000	**127,600**
U.S. Government Agencies/Mortgage-Backed--41.0%				
Federal Home Loan Mortgage Corp.:				
5.50%			9,195,000 g	9,006,379
4.00%, 10/1/09			76,494	75,201
4.50%, 10/1/09			70,428	69,717
5.00%, 10/1/18			414,636	407,650
5.50%, 6/1/34 - 12/1/36			344,620	337,913
6.00%, 7/1/17 - 4/1/33			1,788,559	1,810,908
Federal National Mortgage Association:				
5.00%			1,795,000 g	1,716,873
5.50%			815,000 g	812,832
6.00%			12,150,000 g	12,170,544

6.50%	645,000 g	656,791
3.53%, 7/1/10	277,136	267,051
4.06%, 6/1/13	100,000	94,294
5.00%, 7/1/11 - 1/1/22	1,873,938	1,840,287
5.50%, 8/1/22 - 1/1/37	2,196,169	2,171,807
6.00%, 2/1/33 - 6/1/33	218,502	219,821
6.50%, 12/1/31 - 8/1/37	811,807	827,805
7.00%, 5/1/32 - 7/1/32	44,432	46,244
Grantor Trust, Ser. 2001-T6, Cl. B, 6.09%, 5/25/11	275,000	284,606
Grantor Trust, Ser. 2001-T11, Cl. B, 5.50%, 9/25/11	75,000	76,418
Government National Mortgage Association I:		
6.50%, 9/15/32	60,822	62,317
8.00%, 2/15/30 - 5/15/30	5,089	5,416
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	313,158	303,452
Ser. 2003-88, Cl. AC, 2.91%, 6/16/18	190,991	186,932
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	120,233	116,504
Ser. 2004-57, Cl. A, 3.02%, 1/16/19	154,829	150,648
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	187,617	182,787
Ser. 2003-64, Cl. A, 3.09%, 4/16/24	2,037	2,030
Ser. 2007-46, Cl. A, 3.14%, 11/16/29	138,910	135,586
Ser. 2004-9, Cl. A, 3.36%, 8/16/22	79,659	77,547
Ser. 2004-25, Cl. AC, 3.38%, 1/16/23	259,652	253,136
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	105,225	103,323
Ser. 2003-96, Cl. B, 3.61%, 8/16/18	68,319	67,514
Ser. 2004-67, Cl. A, 3.65%, 9/16/17	110,964	109,140
Ser. 2004-108, Cl. A, 4.00%, 5/16/27	111,336	108,859
Ser. 2005-79, Cl. A, 4.00%, 10/16/33	109,725	107,749
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	98,740	97,125
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	158,474	155,061
Ser. 2005-9, Cl. A, 4.03%, 5/16/22	86,419	85,029
Ser. 2005-12, Cl. A, 4.04%, 5/16/21	60,685	59,712
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	134,274	132,274
Ser. 2007-52, Cl. A, 4.05%, 10/16/25	214,451	208,956
Ser. 2005-14, Cl. A, 4.13%,		

2/16/27	106,763	105,266
Ser. 2004-51, Cl. A, 4.15%,		
2/16/18	151,096	148,956
Ser. 2005-32, Cl. B, 4.39%,		
8/16/30	149,206	147,333
		36,005,793

U.S. Government Securities--30.8%

U.S. Treasury Bonds:

4.50%, 2/15/36	700,000	663,852
5.00%, 5/15/37	682,000 c	699,796

U.S. Treasury Notes:

3.88%, 9/15/10	4,720,000 d	4,703,041
4.25%, 1/15/11	1,540,000 d	1,549,987
4.50%, 4/30/12	12,590,000 d	12,748,370
4.50%, 5/15/17	510,000 d	507,291
4.63%, 11/15/16	3,925,000 d	3,945,547
4.75%, 8/15/17	2,210,000 c	2,240,390
		27,058,274

Total Bonds and Notes

(cost $110,300,634)		**109,713,813**

Preferred Stocks--.3%	Shares	Value ($)
Banks--.1%		
Sovereign Capital Trust IV,		
Conv., Cum. $2.1875	1,400	**60,060**
Diversified Financial Services--.2%		
AES Trust VII,		
Conv., Cum. $3.00	3,450	**170,344**
Total Preferred Stocks		
(cost $241,056)		**230,404**

Options--.1%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, October 2009		
@ 4	5,090,000	17,353
3-Month USD Liber-BBA,		
Swaption	390,000	37,206
Dow Jones CDX.IG8		
December 2007@ .450	6,330,000	6,014
U.S Treasury 5-Year Future Notes		
December 2007@ 109.5	9,100,000	5,688
U.S. Treasury 5-Year Future Notes		
December 2007@ 107	4,600,000	25,156
Total Options		
(cost $95,952)		**91,417**

Short-Term Investments--1.0%	Principal Amount ($)	Value ($)
Commerical Paper--.9%		
Cox Communications		
5.57%, 1/15/08	820,000 a,b	**818,135**
U.S. Treasury Bills--.1%		
4.13%, 12/6/07	98,000 h	**97,340**
Total Short-Term Investments		
(cost $915,393)		**915,475**

Other Investment--4.1%	Shares	Value ($)

Registered Investment Company;

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $3,647,000)

	3,647,000 i	**3,647,000**

**Investment of Cash Collateral for
Securities Loaned--27.5%**

Registered Investment Company;

Dreyfus Institutional Cash
  Advantage Plus Fund
  (cost $24,190,518)

	24,190,518 i	**24,190,518**

Total Investments (cost $139,390,553)	**157.7%**	**138,788,627**
Liabilities, Less Cash and Receivables	**(57.7%)**	**(50,777,713)**
Net Assets	**100.0%**	**88,010,914**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities amounted to $9,298,420 or 10.6% of net assets.

b   Variable rate security--interest rate subject to periodic change.

c   Purchased on a delayed delivery basis.

d   All or a portion of these securities are on loan. At September 30, 2007, the total market value of the fund's securities on loan is $23,466,015 and the total market value of the collateral held by the fund is $24,190,518.

e   Principal amount stated in U.S. Dollars unless otherwise noted.

  BRL--Brazilian Real
  EGP--Egypt
  EUR--Euro
  MXN--Mexican Peso

f   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

g   Purchased on a forward commitment basis.

h   All or partially held by a broker as collateral for open financial futures positions.

i   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
September 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 9/30/2007 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	12	1,284,375	December 2007	5,473
U.S Treasury 10 year Notes	85	9,288,906	December 2007	20,149
Financial Futures Short				
U.S. Treasury 2 Year Notes	52	(10,766,438)	December 2007	(39,911)
U.S. Treasury 30 Year Bonds	4	(445,375)	December 2007	117
				(14,170)

STATEMENT OF OPTIONS WRITTEN
September 30, 2007 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
Dow Jones CDX.DB		
December 2007 @ .395	12,660,000	(6,014)

U.S. Treasury 5 Year Notes
   October 2007 @ 108   4,600,000   (9,344)

Put Options

U.S. Treasury 5 Year Notes
   October 2007 @ 106   4,600,000   (7,906)

(Premium received $41,679)   **(23,264)**